FORM 61

QUARTERLY REPORT

Incorporated as part of:	X	Schedule A
Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER     TERYL RESOURCES CORP.

ISSUER’S ADDRESS     185 - 10751 SHELLBRIDGE WAY, RICHMOND, BC V6X 2W8

ISSUER’S TELEPHONE NUMBER     (604) 278-5996

CONTACT PERSON      JOHN ROBERTSON

CONTACT’S POSITION       PRESIDENT

CONTACT’S TELEPHONE NUMBER     (604) 278-5996

FOR QUARTER ENDED     FEBRUARY 29, 2000

DATE OF REPORT     APRIL 26, 2000

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

JOHN G. ROBERTSON	“John G. Robertson”	00/4/26
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

BRIAN CHERRY	“Brian Cherry”	00/4/26
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended February 29, 2000

(Unaudited)
(Prepared by Management)

TERYL RESOURCES CORP.
CONSOLIDATED BALANCE SHEET
for the nine months ended February 29, 2000
(Unaudited)
(Prepared by Management)

	2000	1999
	$	$
ASSETS

Current Assets:
Cash	194,639	-
Accounts and accrued receivables	656	3,155
Prepaid expense	1,253	-
Advances to related companies	284,016	283,496
	480,564	286,651
Investments	29,445	40,295
Office Equipment - net of accumulated amortization	8,017	8,256
Oil and Gas Interests	11,531	19,064
Mineral properties	238,503	274,781
Deferred exploration expenses	1,250,505	994,610
Incorporation	1,379	1,379
	2,019,944	1,625,036
LIABILITIES
Current
Bank overdraft	---	559
Accounts payable	37,053	78,177
Accrued liabilities	18,033	103,298
Debenture and accrued interest payable	161,032	164,095
Estimated liability for income and capital taxes	798	798
Advances from related companies	334,690	323,751
	551,606	670,678
SHAREHOLDERS' EQUITY
Capital stock	5,994,927	5,730,927
Subscriptions received	146,044	—
Deficit	(4,672,633)	(4,776,569)
	1,468,338	954,358
	2,019,944	1,625,036

Approved by the Directors:

“JOHN ROBERTSON”                                                    J. Robertson

“BRIAN CHERRY”                                                         B. Cherry

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF INCOME AND EXPENSES
for the nine months ended February 29, 2000
(Unaudited)
(Prepared by Management)

	2000	1999
	$	$
Revenue	6,900	6,841
Expenses
Operating Expenses	3,863	2,998
Depletion of wells	5,650	12,765
	9,513	15,763
Net Loss from Oil and Gas Operations	(2,613)	(8,922)
Proceeds from option agreements-net of expenses	-	-
Interest earn	349	35
	(2,264)	(8,887)
Expenses
Accounting and legal	11,869	16,271
Amortization	1,415	1,457
Bank charges	617	1,341
Filing fees	7,844	2,522
Franchise tax	2,678	-
Interest on debenture	11,032	10,992
Management and directors fees	22,500	3,060
Office	16,539	904
Publicity, promotion and investor relations	3,502	2,078
Printing	2,146	-
Shareholders and meeting costs	-	3,562
Telephone	-	309
Transfer agent fees	4,648	4,887
Wages and benefits	-	1,954
Webb site expense	7,167	-
	91,957	49,337
Net loss for the period	(94,221)	(58,224)
Other
Gain on sale of marketable security	242,026
Foreign exchange loss/gain	(4,143)	(476)
Net Income (Loss ) for the period	143,662	(58,700)
Deficit, beginning of the period	(4,816,295)	(4,717,869)
Deficit, end of the period	(4,672,633)	(4,776,569)

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION EXPENDITURES
for the nine months ended February 29, 2000
(Unaudited)
(Prepared by Management)

	2000	1999
	$	$
Exploration Expenditures
Geophysical survey	-	25,277
Assays and maps	588	-
Drilling	52,240	-
Legal, recording and registry	23,647	2,949
	76,475	28,226
Gil Venture:
Phase II exploration	11,609	182,294
Deferred expenditures for the period	88,084	210,520
Deferred expenditures, beginning of period	1,162,421	781,090
Deferred expenditures, end of period	1,250,505	994,610

Allocation of Deferred Expenditures
Stepovitch Lease	1,001	1,001
Amad property	307,524	307,524
Westridge property	284,173	268,135
Silverknife claims	8,060	-
Gil Venture	649,747	417,950
	1,250,505	994,610

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine months ended February 29, 2000
(Unaudited)
(Prepared by Management)

	2000	1999
	$	$
Cash provided by (used in)
Operations
Net Income ( Loss )	143,662	(58,700)
Items not involving cash:
Gain on sale of marketable securities	(242,026)	-
Depletion of wells	5,650	12,765
Amortization	1,415	1,457
Changes in non-cash working capital items	(16,815)	109,417
	(108,114)	64,939
Financing
Sale proceeds of marketable securities	252,877	-
Capital stock subscription	-	(27,887)
Advances from related companies	15,829	167,455
	268,706	139,568
Investing
Mineral property interest - option payments	36,277	—
Deferred exploration and development expenses	(88,084)	(210,520)
	(51,807)	(210,520)

Increase (Decrease) in Cash	108,785	(6,013)

Cash , beginning of period	85,854	5,454

Cash (Deficiency), end of Period	194,639	(559)

Note 1.

Advances to Related Companies consist of the following:

Flame Petro-Minerals Corp.	891
Blue Crow Internet Co.Ltd	621
REGI U.S., Inc.	17
International Diamond Syndicate Ltd.	282,487

284,016

The Company has advanced funds to International Diamond Syndicate Ltd. to pay their 40% share of an exploration program on their mineral claims, for incorporation and legal costs.

Flame Petro-Minerals Corp. is a public company listed for trading on the OTC Bulletin Board. International Diamond Syndicate Ltd. is a private company having no quoted market. The Company owns 40% of the issued shares of International Diamond Syndicate Ltd. and management feels the value of its investment exceeds the cost of the shares.

Flame Petro-Minerals Corp. - 135,780 shares - at cost	25,845

International Diamond Syndicate - 40 shares - at cost	3,600

29,445